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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                              (Amendment No. 8)

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                                  BORDEN, INC.
                           (Name of Subject Company)

                                  BORDEN, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.625 Per Share
                         (Title of Class of Securities)

                                   099599102
                     (CUSIP Number of Class of Securities)

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                             Allan L. Miller, Esq.
              Senior Vice President, Chief Administrative Officer
                              and General Counsel
                                  Borden, Inc.
                             180 East Broad Street
                             Columbus, Ohio  43215
                                 (614) 225-4000

         (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

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                                With a copy to:
                           Andrew R. Brownstein, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York  10019
                                 (212) 403-1000





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                 This Amendment No. 8 amends and supplements the Soli-
citation/Recommendation Statement on Schedule 14D-9 of Borden, Inc., a New Jersey corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by Amendment No. 1 filed with the Commission on December 1, 1994, Amendment No. 2 filed with the Commission on December 2, 1994, Amendment No. 3 filed with the Commission on December 5, 1994, Amendment No. 4 filed with the Commission on December 6, 1994, Amendment No. 5 filed with the Commission on December 8, 1994, Amendment No. 6 filed with the Commission on December 12, 1994 and Amendment No. 7 filed with the Commission on December 14, 1994 (as so amended, the "Schedule 14D-9"), with respect to the exchange offer made by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership"), and KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding shares of the Company's common stock, par value $.625 per share (the "Shares"), and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affiliates, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated November 22, 1994, as amended and supplemented by the Supplement to the Offering Circular/Prospectus, dated December 7, 1994, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.


Item 4.  The Solicitation or Recommendation.

                 (a)-(b) The description in the Schedule 14D-9 under "Background and Reasons for the Board's Recommendation; Opinions of Financial Advisors -- Background -- Events Subsequent to Announcement of the KKR Transaction" is hereby amended and supplemented by adding the following information:

                 On December 19, 1994, the Company received a notice from the Purchaser pursuant to Section 1.2(b) of the Conditional Purchase/Option Agreement that, subject to consummation of the Exchange Offer, the Partnerships would be exercising the Option to purchase 28,138,000 Shares, with the purchase closing at 10:00 a.m., New York City time on the day immediately following expiration of the Exchange Offer (as the date of expiration may be extended from time to time). In




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consideration for the purchase of the Shares pursuant to the Option, 51,106,768 shares of Holdings Common Stock, will be delivered at the closing of such purchase (if any). Pursuant to such notice, no Shares will be acquired pursuant to the Option if the Exchange Offer is not consummated. The notice is filed as an exhibit hereto and is incorporated herein by reference; the foregoing description is qualified in its entirety by reference to such exhibit.


Item 9.  Material to be Filed as Exhibits.

          The list of exhibits in the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

          Exhibit 99.92 --      Notice of Exercise of Option,
                                dated December 19, 1994.




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                                   SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     BORDEN, INC.


Dated:  December 20, 1994            By: /s/ ALLAN L. MILLER
                                         -----------------------------
                                         Name:  Allan L. Miller
                                         Title: Senior Vice President,
                                                Chief Administrative
                                                Officer and General
                                                Counsel




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                       EXHIBIT INDEX


Exhibit                                  Description
- -------                                  -----------

Exhibit 99.92 --                         Notice of Exercise
                                         of Option, dated December 19, 1994.